Exhibit 3.4
AMENDED
CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS
of  SERIES A CONVERTIBLE PREFERRED STOCK

of  TEAM NATION HOLDINGS CORPORATION

(Pursuant to Section 78.1955 of the Nevada General Corporation Law)

Team Nation Holdings Corporation, a corporation organized and existing under the Nevada General Corporation Law (the "Corporation"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation on December 23, 2009 pursuant to authority of the Board of Directors as required by Section 78.195 of the Nevada General Corporation Law:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the "Board of Directors" or the "Board") in accordance with the provisions of its Articles of Incorporation, the Board of Directors hereby authorizes a series of the Corporation's previously authorized Preferred Stock, par value $0.001 per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

Series A Convertible Preferred Stock:

I. DESIGNATION AND AMOUNT

The designation of this series, which consists of  sixty (60) shares of Preferred Stock, is Series A Preferred Stock (the "Series A Preferred Stock").  As of the date of issuance of the Series A Preferred Stock the stated value shall be One Thousand Dollars ($1,000) per share (the "Stated Value").

II.  DIVIDENDS
The Series A Preferred Stock shall not accrue or be paid any dividend.

III.  LIQUIDATION PREFERENCE

The Series A Preferred Stock shall not have any liquidation preference over the Common Stock.

IV. VOTING RIGHTS

 The holders of the Series A Preferred Stock have the following voting power and as otherwise provided by the Nevada General Corporation Law ("NVGCL"), in this Article IV, and in Article VI below.

Each Share of the Series A Preferred Stock shall be entitled to as many votes as equal to one percent (1%) of the Corporation’s outstanding Common Stock as of the record date for any vote of the Corporation’s common stock and shall vote with the Common Stock on any matter submitted to the vote of the Corporation’s Stockholders, including election of directors.  The Corporation shall provide each holder of Series A Preferred Stock with prior notification of any meeting of the shareholders (and copies of proxy materials and other information sent to shareholders).

V.  CONVERSION RIGHTS

Upon written notice to the Corporation, the Holders of the Series A Preferred Stock may convert each Share of Series A Preferred Stock stated in the notice into one percent (1%) of the Corporation’s outstanding Common Stock as of date of the notice of conversion.    Conversion shall be effected by surrendering the Holder’s certificate for the Series A Preferred Stock to Corporation with instructions to convert the same in to Common Stock.  The Corporation shall deliver a certificate for the Common Stock and a new certificate for any Series A Preferred Stock remaining after the conversion to the Holder with ten business days of receipt of the certificate for the Series A Preferred Stock.

The certificates for the common shares received in conversion will bear a legend stating the securities are “restricted securities” as defined by the U.S. Securities and Exchange Commission (SEC) and may only be publicly offered and sold pursuant to an effective registration statement filed with the SEC or pursuant to an exemption from the registration requirements.  Generally the exemption from the registration requirements for such a public offer and sale would be pursuant to SEC Rule 144.

VI. PROTECTIVE PROVISIONS

So long as shares of Series A Preferred Stock are outstanding, the Corporation shall not, without first obtaining the prior approval (by vote or written consent, as provided by the NVGCL) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a)	alter or change the rights, preferences or privileges of the Series A Preferred Stock or any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;

(b)	increase the authorized number of shares of Series A Preferred Stock;

(c)
do any act or thing not authorized or contemplated by this Certificate of Designation which would result in taxation of the holders of shares of the Series A Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended);

In the event holders of at least a majority of the then outstanding shares of Series A Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock, pursuant to subsection (a) above, so as to affect the Series A Preferred Stock, then the Corporation will deliver notice of such approved change to the holders of the Series A Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and Dissenting Holders shall have the right of Dissenting Stockholders under the NVGCL to petition for the payment of the fair value of their shares as it exists prior to such alteration or change or continue to hold their shares of Series A Preferred Stock.

In witness whereof, this Certificate of Designation is executed on behalf of the Corporation this 23rd day of December, 2009.

Team Nation Holdings, Inc.

December 23, 2009	By:	/s/ Dennis R. Duffy
Dennis R. Duffy
Title, President and Chief Executive Officer
on behalf of the Board of Directors

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